UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on August 8, 2019: Euroseas Ltd. Reports Results for the Six-Month Period and Quarter Ended June 30, 2019, Announces Completion of Previously Announced Transactions and Provides Updates on Other Corporate Matters.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the next succeeding paragraph and the paragraph beginning with “Tasos Aslidis, Chief Financial Officer of Euroseas commented:” and the next two succeeding paragraphs, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-208305) filed with the U.S. Securities and Exchange Commission on December 2, 2015, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: August 9, 2019	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Euroseas Ltd.

Reports Results for the Six-Month Period and Quarter Ended June 30, 2019, Announces Completion of Previously Announced Transactions and Provides Updates on Other Corporate Matters

Maroussi, Athens, Greece – August 8, 2019 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today its results for the three and six month period ended June 30, 2019.

The Spin-off

On May 30, 2018, the Company spun-off its drybulk fleet (excluding M/V Monica P, a handymax drybulk carrier, which was agreed to be sold) into EuroDry Ltd., a separate publicly listed company also listed on the Nasdaq Capital Market. Shareholders of the Company received one EuroDry Ltd. share for every five shares of the Company they held. As a result of the spin-off and the subsequent sale of M/V Monica P, the Company has become a pure containership company and the only publicly listed company concentrating on the feeder containership sector.

The results below refer to Euroseas Ltd. “continuing operations” excluding the contribution from Euroseas Ltd. of vessels spun-off into EuroDry Ltd. in May 2018 (“discontinued operations”) from historical comparative periods which have been adjusted accordingly.

Second Quarter 2019 Highlights:

•

Total net revenues of $8.1 million. Net loss of $0.7 million and net loss attributable to common shareholders (after a $0.48 million dividend on Series B Preferred Shares and a $0.5 million preferred deemed dividend) of $1.7 million or $0.14 loss per share basic and diluted. Adjusted net loss attributable to common shareholders1 for the period was $1.8 million or $0.14 per share basic and diluted.

•

Adjusted EBITDA1 was $1.6 million.

•

An average of 11.00 vessels were owned and operated during the second quarter of 2019 earning an average time charter equivalent rate of $8,307 per day.

•

The Company declared its second cash dividend of $0.48 million on its Series B Preferred Shares.

•

As already announced the Company proceeded with the redemption of approximately $11.7 million, or about 59.4%, of its outstanding Series B Preferred Shares with simultaneous reduction of 4% of the dividend rate for the $8 million value of preferred shares remaining outstanding until January 2021.

1 Adjusted EBITDA, Adjusted net income/ (loss) and Adjusted earnings/ (loss) per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for Euroseas financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP.

First Half 2019 Highlights:

•

Total net revenues of $16.4 million. Net loss of $0.8 million; net loss attributable to common shareholders (after a $0.95 million of dividend on Series B Preferred Shares and a $0.5 million preferred deemed dividend) of $2.2 million or $0.18 loss per share basic and diluted.  Adjusted net loss attributable to common shareholders1 for the period was $2.3 million or $0.18 per share basic and diluted.

•

Adjusted EBITDA1 was $3.0 million.

•

An average of 11.00 vessels were owned and operated during the first half of 2019 earning an average time charter equivalent rate of $8,693 per day.

Completion of vessel acquisitions announced in June 2019:

Euroseas also announced that it completed the acquisition of the four feeder containerships, owned by affiliates of the Pittas family, controlled by the Company’s CEO that was announced in June 2019 for a consideration that includes a cash payment of $15 million and issuance of approximately 22.5 million shares of common stock to the sellers. Euroseas financed the cash portion of the acquisition price via the arrangement with two bank loans drawing a total of $16.5 million with the excess amount to be used for general corporate purposes. The cash portion of the acquisition price was used to repay the existing indebtedness of the vessels with the sellers receiving only payment in Euroseas common shares.  The common shares issued to the sellers represent approximately 64.3% of Euroseas’ outstanding common shares. As announced, the vessels acquisition transactions were evaluated and approved by a special committee of independent members of the Board of Directors.

The four vessels, M/V EM Hydra and EM Spetses, both 1,700 teu feeder containership built in 2005 and 2007, respectively, EM Kea, a 3,100 teu feeder containership built in 2007, and the M/V Diamantis P, a 2,008 teu feeder vessel built in 1998, represent a significant expansion of Euroseas’ fleet both in terms of units and value. All four vessels have been delivered to the Company, the first two on August 2, 2019 and the two remaining on August 7, 2019. After the acquisition of the four vessels, Euroseas fleet consists of 15 container vessels with all the vessels except for one being feeder containerships.

Eligible for extension of time to comply with NASDAQ minimum bid price requirement

As previously announced, Euroseas received notice from the Nasdaq Stock Market LLC ("Nasdaq") dated January 14, 2019 (the "Notice") indicating that the Company is no longer in compliance with Nasdaq's continued listing requirements under Nasdaq Listing Rule 5550(a)(2) because the closing bid price of the Company's common stock over a period of 30 consecutive business days was less than $1.00 per share.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company had originally six months following receipt of the notification to regain compliance with the minimum share price requirement. However, NASDAQ has determined that the Company is eligible for an additional 180 calendar day period, or until January 13, 2020, to regain compliance.

The Company can cure this deficiency if the closing bid price of its common stock is $1.00 per share or higher for at least ten consecutive business days during the six months following the date of the Notice. Alternatively, the Company could also take other actions to cure the deficiency, such as a reverse stock split which Euroseas intends to do if necessary and for which it has already received shareholder approval.  During this time, the Company's common stock will continue to be listed and trade on the Nasdaq Capital Market. The Company's business operations are not affected by the receipt of the Notice.

Aristides Pittas, Chairman and CEO of Euroseas commented: “The second quarter of 2019 was a transformative period for Euroseas in several respects. Firstly, we restructured the capital structure by repaying about 60% of our preferred equity which commanded a 12% dividend while for the 40% of our preferred equity amount that remained outstanding reached an agreement to reduce it to 8% until January 2021; and secondly, we increased and renewed our fleet by including into Euroseas four affiliate-owned vessels by issuing common stock and raising bank debt. The latter transaction represents another step to using Euroseas and its public listing as a platform of consolidation for other containership fleets.

“On the market front, rates for feeder and intermediate containerships should firm up in the near and medium term following the recent strength of rates of larger vessels where in addition to limited supply growth, effects from the preparation for compliance with the low sulfur emissions requirement further reduce vessel availability. However, the recent flare up of trade tensions between U.S. and China could undermine the otherwise promising prospects by limiting trade growth.  Our focus remains on ensuring that vessels remain employed and available to benefit from a possible market strengthening. In that context, too, we are looking to replace some of our elder units with younger ones, should such an opportunity present.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented: “The results of the second quarter of 2019 reflect the decreased levels of the containership markets compared to the same period of 2018.

Adjusted EBITDA during the second quarter of 2019 was $1.6 million versus $2.3 million in the second quarter of last year.  As of June 30, 2019, our outstanding debt (excluding the unamortized loan fees) was $40.2 million versus restricted and unrestricted cash of $4.0 million. As of the same date, our scheduled debt repayments over the next 12 months amounted to about $5.1 million (excluding the unamortized loan fees).

 “Total daily vessel operating expenses, including management fees, general and administrative expenses but excluding drydocking costs, averaged $6,423 per vessel per day during the second quarter of 2019 as compared to $6,278 per vessel per day for the same quarter of last year, and $6,324 per vessel per day for the first half of 2019 as compared to $6,543 per vessel per day for the same period of 2018, reflecting a 2.3% increase and a 3.3% decrease, respectively, which is attributed to the different composition of our fleet during the periods. As always, we want to emphasize that cost control remains a key component of our strategy. We are in compliance with all our loan covenants.”

Second Quarter 2019 Results:

For the second quarter of 2019, the Company reported total net revenues of $8.1 million representing a 17.1% decrease over total net revenues of $9.8 million during the second quarter of 2018 which was a result of the decreased average number of vessels and the decrease in the average time charter rate our vessels earned. The Company reported net loss for the period of $0.7 million and net loss attributable to common shareholders of $1.7 million, as compared to a net income of $2.2 million and a net income attributable to common shareholders of $1.8 million, respectively, for the same period of 2018. Drydocking expenses amounted to $0.2 million during the second quarter of 2019 as a vessel passed its intermediate survey in water. Depreciation expenses for the second quarter of 2019 amounted to $0.80 million compared to $0.84 million for the same period of 2018. Vessel operating expenses were $5.0 million in the second quarter of 2019 as compared to $5.3 million for the second quarter of 2018, mainly due to the decreased average number of vessels operated. Other general and administrative expenses amounted to $0.66 million for the second quarter of 2019 marginally higher compared to $0.63 million for the second quarter of 2018. On average, 11.00 vessels were owned and operated during the second quarter of 2019 earning an average time charter equivalent rate of $8,307 per day compared to 11.95 vessels in the same period of 2018 earning on average $10,028 per day.

Interest and other financing costs for the second quarter of 2019 amounted to $0.8 million compared to $0.7 million for the same period of 2018. Interest during the second quarter of 2019 was higher due to higher debt and increased LIBOR during the period as compared to the same period of last year.

Adjusted EBITDA for the second quarter of 2019 was $1.6 million compared to $2.3 million achieved during the second quarter of 2018. Please see below for Adjusted EBITDA reconciliation to net income/ (loss).

Basic and diluted loss per share attributable to common shareholders for the second quarter of 2019 was $0.14 calculated on 12,340,060 basic and diluted weighted average number of shares outstanding, compared to basic and diluted earnings per share of $0.16 for the second quarter of 2018, calculated on 11,133,764 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the loss attributable to common shareholders for the quarter of the unrealized gain on derivative and the gain on sale of vessel, the adjusted net loss per share attributable to common shareholders for the quarter ended June 30, 2019 would have remained unchanged, compared to adjusted earnings of $0.03 per share basic and diluted for the quarter ended June 30, 2018. Usually, security analysts do not include the above items in their published estimates of earnings per share.

First Half 2019 Results:

For the first half of 2019, the Company reported total net revenues of $16.4 million representing a 9.0% decrease over total net revenues of $18.1 million during the first half of 2018, as a result of the decreased average number of vessels and the decrease in the average time charter equivalent rate our vessels earned. The Company reported net loss for the period of $0.8 million and net loss attributable to common shareholders of $2.2 million, as compared to a net income of $0.8 million and a net loss attributable to common shareholders of $0.1 million respectively, for the first half of 2018. Depreciation expenses for the first half of 2019 were $1.6 million compared to $1.7 million during the same period of 2018. On average, 11.00 vessels were owned and operated during the first half of 2019 earning an average time charter equivalent rate of $8,693 per day compared to 11.97 vessels in the same period of 2018 earning on average $9,228 per day.

Interest and other financing costs for the first half of 2019 amounted to $1.5 million compared to $1.3 million for the same period of 2018. This increase is due to the increased amount of debt and increased LIBOR in the current period compared to the same period of 2018.

Adjusted EBITDA for the first half of 2019 was $3.0 million compared to $2.3 million achieved during the first half of 2018. Please see below for Adjusted EBITDA reconciliation to net income/ (loss).

Basic and diluted loss per share attributable to common shareholders for the first half of 2019 was $0.18, calculated on 12,340,060 basic and diluted weighted average number of shares outstanding compared to basic and diluted loss per share of $0.01 for the first half of 2018, calculated on 11,133,764 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the loss attributable to common shareholders for the first half of the year of the unrealized gain on derivative and the gain on sale of vessel, the adjusted net loss per share attributable to common shareholders for the six-month period ended June 30, 2019 remained unchanged, compared to adjusted net loss of $0.14 per share basic and diluted for the same period in 2018. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Container Carriers
AKINADA BRIDGE	Intermediate	71,366	5,610	2001	TC until Sep-19	$8,500
EM KEA	Feeder	42,165	3,100	2007	TC until Apr-20	$9,700
EM ASTORIA	Feeder	35,600	2,788	2004	TC until Feb-20	$8,500
EM CORFU	Feeder	34,654	2,556	2001	TC until Feb-20	$11,600
EM ATHENS	Feeder	32,350	2,506	2000	TC until Sep-19	$9,000
EM OINOUSSES	Feeder	32,350	2,506	2000	TC until Dec-19	$8,700
EVRIDIKI G	Feeder	34,677	2,556	2001	TC until Sep-19	$12,000
DIAMANTIS	Feeder	30,360	2,008	1998	TC until Aug-19 then until Jul - 20	$7,500 $8,000
EM SPETSES	Feeder	23,224	1,740	2007	TC until Feb-20	$7,000
EM HYDRA	Feeder	23,351	1,740	2005	TC until Mar-20	$7,500
JOANNA	Feeder	22,301	1,732	1999	TC until Feb-20	$6,650
MANOLIS P	Feeder	20,346	1,452	1995	TC until Mar-20	$6,800
NINOS	Feeder	18,253	1,169	1990	TC until Aug-19	$7,750
AEGEAN EXPRESS	Feeder	18,581	1,439	1997	TC until Sep-19	$7,300
KUO HSIUNG	Feeder	18,154	1,169	1993	TC until Aug-19	$7,750
Total Container Carriers	15	457,732	34,071

Note:

(*)

Represents the earliest redelivery date

Summary Fleet Data:

	Three months, ended June 30, 2018	Three months, ended June 30, 2019	Six months, ended June 30, 2018	Six months, ended June 30, 2019
FLEET DATA
Average number of vessels (1)	11.95	11.00	11.97	11.00
Calendar days for fleet (2)	1,086.0	1,001.0	2,166.0	1,991.0
Scheduled off-hire days incl. laid-up (3)	8.2	0.0	37.6	36.4
Available days for fleet (4) = (2) - (3)	1,077.8	1,001.0	2,128.4	1,954.6
Commercial off-hire days (5)	2.0	32.8	24.9	38.4
Operational off-hire days (6)	66.2	0.2	69	0.5
Voyage days for fleet (7) = (4) - (5) - (6)	1,009.6	968.0	2,034.5	1,915.7
Fleet utilization (8) = (7) / (4)	93.7%	96.7%	95.6%	98.0%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	99.8%	96.7%	98.8%	98.0%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	93.9%	100.0%	96.8%	100.0%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	10,028	8,307	9,228	8,693
Vessel operating expenses excl. drydocking expenses (12)	5,698	5,763	5,873	5,693
General and administrative expenses (13)	580	660	670	631
Total vessel operating expenses (14)	6,278	6,423	6,543	6,324
Drydocking expenses (15)	394	181	543	388

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

 (2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

(4) Available days. We define available days as the total number of days in a period during which each vessel in our fleet was in our possession net of scheduled off-hire days including laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent rate, or TCE rate, is a measure of the average daily revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and management fees are calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses excluding drydocking expenses and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Drydocking expenses, which include expenses during drydockings that would have been capitalized and amortized under the deferral method divided by the fleet calendar days for the relevant period. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

On Friday, August 9, 2019 at 8:00 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote "Euroseas" to the operator.

A telephonic replay of the conference call will be available until August 16, 2019, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009785  (Standard International Dial In) and the access code required for the replay is: 6973591#.

Audio webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. A slide presentation on the Second Quarter 2019 results in PDF format will also be available 10 minutes prior to the conference call and webcast accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended June 30,	Three Months Ended June 30,	Six Months Ended June 30,	Six Months Ended June 30,
	2018	2019	2018	2019
	(unaudited)		(unaudited)
Revenues
Time charter revenue	10,279,968	8,440,684	19,041,285	17,169,670
Commissions	(529,336)	(359,165)	(984,037)	(750,020)
Net revenues, continuing operations	9,750,632	8,081,519	18,057,248	16,419,650

Operating expenses
Voyage expenses	155,672	399,446	266,707	515,563
Vessel operating expenses	5,283,922	4,998,211	10,859,323	9,788,134
Drydocking expenses	427,804	180,853	1,175,366	773,326
Depreciation	841,792	798,712	1,708,526	1,597,424
Management fees	904,296	770,847	1,861,009	1,547,139
Gain on sale of vessel	(1,340,952)	-	(1,340,952)	-
Other general and administrative expenses	630,161	660,328	1,450,908	1,255,751
Total operating expenses, continuing operations	6,902,695	7,808,397	15,980,887	15,477,337

Operating income, continuing operations	2,847,937	273,122	2,076,361	942,313

Other income/(expenses)
Interest and finance cost	(705,057)	(751,329)	(1,345,053)	(1,461,978)
Loss on debt extinguishment	-	(328,291)	-	(328,291)
Gain / (loss) on derivative, net	13,623	(91)	5,154	(2,885)
Foreign exchange gain / (loss)	15,573	2,684	(3,262)	(850)
Interest income	22,725	54,322	38,624	86,076
Other expenses, net, continuing operations	(653,135)	(1,022,705)	(1,304,536)	(1,707,928)
Net income / (loss) , continuing operations	2,194,802	(749,583)	771,825	(765,615)
Dividend Series B Preferred shares	(390,675)	(478,038)	(850,708)	(949,152)
Preferred deemed dividend	-	(504,577)	-	(504,577)
Net income / (loss) of continuing operations attributable to common shareholders	1,804,127	(1,732,198)	(78,883)	(2,219,344)
Net income / (loss) attributable to common shareholders, discontinued operations	386,383	-	(1,421,001)	-
Net income / (loss) attributable to common shareholders	2,190,510	(1,732,198)	(1,499,884)	(2,219,344)

Weighted average number of shares, basic and diluted	11,133,764	12,340,060	11,133,764	12,340,060
Earnings / (loss) per share, basic and diluted, continuing operations	0.16	(0.14)	(0.01)	(0.18)
Earnings / (loss) per share, basic and diluted, discontinued operations	_0.03	-	(0.13)	-
Earnings / (loss) per share, basic and diluted	0.19	(0.14)	(0.14)	(0.18)

Euroseas Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

December 31, 2018	June 30, 2019

ASSETS	(unaudited)
Current Assets:
Cash and cash equivalents	6,960,258	2,000,437
Trade accounts receivable, net	958,705	705,382
Other receivables	2,031,415	749,810
Inventories	1,704,391	1,237,686
Restricted cash	117,063	454,268
Prepaid expenses	222,336	140,450
Total current assets	11,994,168	5,288,033

Fixed assets:
Vessels, net	48,826,128	47,228,704
Long-term assets:
Restricted cash	6,134,267	1,534,267
Total assets	66,954,563	54,051,004

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY
Current liabilities:
Long-term bank loans, current portion	4,870,241	4,970,000
Trade accounts payable	2,288,525	1,740,054
Accrued expenses	1,301,805	1,315,470
Accrued preferred dividends	-	870,512
Deferred revenue	417,634	542,971
Derivative	41,435	-
Due to related company	2,672,895	441,754
Total current liabilities	11,592,535	9,880,761

Long-term liabilities:
Long-term bank loans, net of current portion	31,716,549	34,864,827
Vessel profit participation liability	1,067,500	-
Total long-term liabilities	32,784,049	34,864,827
Total liabilities	44,376,584	44,745,588

Mezzanine equity:
Series B Preferred shares (par value $0.01, 20,000,000 shares authorized, 19,605 and 8,000 issued and outstanding, respectively)	18,757,361	7,654,577
Shareholders' equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 12,515,645 issued and outstanding)	375,476	375,476
Additional paid-in capital	233,668,127	233,717,692
Accumulated deficit	(230,222,985)	(232,442,329)
Total shareholders' equity	3,820,618	1,650,839
Total liabilities, mezzanine equity and shareholders' equity	66,954,563	54,051,004

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Six Months Ended June 30,	Six Months Ended June 30,
	2018	2019

Cash flows from operating activities:
Net income / (loss), continuing operations	771,825	(765,615)
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation of vessels	1,708,526	1,597,424
Amortization of deferred charges	69,777	118,032
Share-based compensation	96,174	49,564
Gain on sale of vessel	(1,340,952)	-
Unrealized gain on derivative	(142,216)	(41,435)
Amortization of debt discount	202,541	95,214
Loss on debt extinguishment	-	328,291
Changes in operating assets and liabilities	3,959,805	(557,091)
Net cash provided by operating activities of continuing operations	5,325,480	824,384

Cash flows from investing activities:
Cash paid for capitalized expenses	(1,867)	-
Proceeds from sale of vessel	6,255,735	-
Net cash provided by investing activities of continuing operations	6,253,868	-

Cash flows from financing activities:
Redemption of Series B preferred shares	-	(11,686,000)
Investment in subsidiary spun-off	(3,298,356)	-
Loan arrangement fees paid	(119,863)	(120,000)
Offering expenses paid	(12,488)	-
Proceeds from long- term bank loans	4,250,000	12,000,000
Repayment of long-term bank loans and vessel profit participation liability	(7,143,000)	(10,241,000)
Net cash used in financing activities of continuing operations	(6,323,707)	(10,047,000)

Net increase / (decrease) in cash, cash equivalents and restricted cash	5,255,641	(9,222,616)
Cash, cash equivalents and restricted cash at beginning of period	8,297,147	13,211,588
Cash, cash equivalents and restricted cash at end of period, continuing operations	13,552,788	3,988,972

Cash breakdown

Cash and cash equivalents	9,099,122	2,000,437
Restricted cash, current	119,399	454,268
Restricted cash, long term	4,334,267	1,534,267
Total cash, cash equivalents and restricted cash shown in the statement of cash flows, continuing operations	13,552,788	3,988,972

Discontinued operations:
Net cash provided by operating activities of discontinued operations	360,977	-
Net cash used in investing activities of discontinued operations	(18,817,048)	-
Net cash provided by financing activities of discontinued operations	18,054,670	-

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to Net income / (loss)

(All amounts expressed in U.S. Dollars)

	Three Months Ended June 30, 2018	Three Months Ended June 30, 2019	Six Months Ended June 30, 2018	Six Months Ended June 30, 2019
Net income / (loss)	2,194,802	(749,583)	771,825	(765,515)
Interest and finance cost, net (incl. interest income)	682,332	1,529,875	1,306,429	2,208,770
Depreciation	841,792	798,712	1,708,526	1,597,424
Gain on sale of vessel	(1,340,952)	-	(1,340,952)	-
Unrealized (gain) on derivative	(102,478)	(22,681)	(142,216)	(41,435)
Adjusted EBITDA	2,275,496	1,556,323	2,303,612	2,999,244

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net income / (loss) before interest, income taxes, depreciation, unrealized gain / loss on derivative and gain on sale of vessel. Adjusted EBITDA does not represent and should not be considered as an alternative to net income / (loss), as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance and we believe that these non- GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods, of financial costs, unrealized gain/ loss on derivative and depreciation. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Net income / (loss) to Adjusted net income / (loss)

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended June 30, 2018	Three Months Ended June 30, 2019	Six Months Ended June 30, 2018	Six Months Ended June 30, 2019
Net income / (loss )	2,194,802	(749,583)	771,825	(765,615)
Unrealized gain on derivative	(102,478)	(22,681)	(142,216)	(41,435)
Gain on sale of vessel	(1,340,952)	-	(1,340,952)	-
Adjusted net income / (loss)	751,372	(772,264)	(711,343)	(807,050)
Preferred dividends	(390,675)	(478,038)	(850,708)	(949,152)
Preferred deemed dividend	-	(504,577)	-	(504,577)
Adjusted net income / (loss) attributable to common shareholders	360,697	(1,754,879)	(1,562,051)	(2,260,779)
Adjusted earnings / (loss) per share, basic and diluted	0.03	(0.14)	(0.14)	(0.18)
Weighted average number of shares, basic and diluted	11,133,764	12,340,060	11,133,764	12,340,060

Adjusted net income / (loss) and Adjusted earnings / (loss) per share Reconciliation:

Euroseas Ltd. considers Adjusted net income / (loss) to represent net income / (loss) before unrealized gain / loss on derivative and gain on sale of vessel. Adjusted net income / (loss) and Adjusted earnings / (loss) per share is included herein because we believe it assists our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of unrealized gain / loss on derivative and gain on sale of vessel, which may significantly affect results of operations between periods.

Adjusted net income / (loss) and Adjusted earnings / (loss) per share do not represent and should not be considered as an alternative to net income / (loss) or earnings / (loss) per share, as determined by GAAP. The Company's definition of Adjusted net income / (loss) and Adjusted earnings / (loss) per share may not be the same as that used by other companies in the shipping or other industries.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 15 vessels, including 14 Feeder containerships and 1 Intermediate Container carrier. Euroseas 15 containerships have a cargo capacity of 34,071teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com